

April 12, 2017

<u>Via Email</u>

Tane T. Tyler, Esq.
Vice President and Assistant General Counsel
Transamerica Asset Management
1801 California St., Suite 5200
Denver, Colorado 80202

      Re: Transamerica ETF Trust
                Registration Statement on Form N-1A
                <u>File Nos. 333-216648 and 811-23237</u>

Dear Ms. Tyler:

On March 13, 2017, Transamerica ETF Trust ("Trust") filed a registration statement on Form N-1A ("Form N-1A") under the Securities Act of 1933 and the Investment Company Act of 1940. The filing was made for the purpose of registering shares of five series of the Trust: Delta Shares S&P 500 Managed Risk ETF, Delta Shares S&P MidCap 400 Managed Risk ETF, Delta Shares S&P SmallCap 600 Managed Risk ETF, Delta Shares International Managed Risk ETF and Delta Shares S&P Emerging Markets Managed Risk ETF (each, a "Fund"). Our comments are set forth below.[1]

All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement. In addition, where appropriate, please consider a comment made with respect to one Fund applicable to the other Funds and a comment made with respect to one section of the registration statement applicable to similar disclosure elsewhere in the registration statement.

General

1.   We note that many portions of the registration statement are incomplete and contain brackets or other generic placeholders. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

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[1]   Page references are to the page numbers appearing at top of the registration statement on EDGAR; Item numbers refer to Form N-1A.

2.   We note that the Trust has applied for an order under section 6(c) for exemptive relief from certain provisions of the Investment Company Act of 1940 (the "1940 Act"). Please confirm in your response letter that the disclosure contained in the registration statement is and will continue to be in compliance with all of the terms and conditions of the application and order. In this regard, please note that the staff is of the view that it would be inappropriate to accelerate the registration statement prior to such time as the applicant receives an order granting the requested exemptive relief. Also, please advise us if you expect to submit any additional exemptive applications or no-action requests in connection with the registration statement.

3.   Please explain to the staff the significance of the term "DeltaShares" in the name of each Fund.

4.   For each Fund, please provide a "white paper" or similar documentation that describes the Underlying Index methodology. Also, please provide a representation in your letter that states the methodology is rules based, permits no or limited discretion and is in compliance with the ETF order. If discretion may be used in limited circumstances, please specify (*e.g.* to prevent major market harm or to preserve the integrity of the Underlying Index).

5.   Please include the Underlying Index license or sublicense agreement to which each Fund is a party as an exhibit to the registration statement.

Prospectus

DeltaShares S&P 500 Managed Risk ETF, Delta Shares S&P MidCap 400 Managed Risk ETF, Delta Shares S&P SmallCap 600 Managed Risk ETF, Delta Shares International Managed Risk ETF and Delta Shares S&P Emerging Markets Managed Risk ETF[2]

Principal Investment Strategies

6.   <u>Composition of ETF Underlying Index</u>. The pending exemptive order for the ETF is based, among other things, upon the ETF's representation that it will invest at least 80% of its assets in the component securities that comprise the Underlying Index. Separate from those component securities, the order allows ETFs to count only investments in "to be announced" securities and depositary receipts relating to those component securities toward that 80% requirement. The disclosure does not make clear whether the Fund's investments satisfy this requirement. Please clarify supplementally whether in fact this is the case and revise the disclosure to clarify the matter.

Please note that unless derivatives are components of the Underlying Index, any derivatives that an ETF uses to gain exposure to the Underlying Index may not be

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[2]   The following comments apply to all Funds. Specific comments applicable to individual Funds will be noted separately.

counted for purposes of satisfying the investment of 80% of assets in components of the Underlying Index as required in the order. Please also reconcile your use of derivatives, with the statement that the Fund invests a substantial portion, but at least 80%, of its assets in securities comprising the Underlying Index.

Also, please explain to the staff how each Fund will comply with the representations and conditions in the Funds' exemptive order, and in particular, the requirement that a Fund invest at least 80% of its assets in components of an Index in light of the fact that the contemplated "put" is not a component of the index and nor is the Fund expected to write such a put. Please contact the staff so that we can better understand the index methodology and its compliance with your proposed exemptive application and its conditions.

7.   Managed Risk. Please provide a plain English discussion of how "the Underlying Index is designed to simulate, through a rules based methodology, a dynamic portfolio with the aim of both managing the volatility of the Underlying Index and limiting losses from the Underlying Index's equity exposure."

8.   Rebalancing and Reconstitution Process. You state the Underlying Index rebalances on a daily basis. Please explain more fully how the Underlying Index changes, including how often it is reconstituted.

9.   Underlying Index Weighting Methodology. Please explain how components of the Underlying Index are weighted (*e.g.*, free float-adjusted capitalization-weighted,[3] price-weighted,[4] equal-weighted[5] or fundamentally-weighted.[6]

10.   Tracking Strategy. You state that each Fund uses a sampling strategy, but that it may also utilize a replication strategy. Please reconcile. Also, please disclose the number of index components (or a range) that each Fund invests in. Please also revise the "Index Tracking" risk depending on which strategy each Fund employs.

11.   Underlying Index. You state that each Underlying Index was created in collaboration with the sub-adviser, Milliman Financial Risk LLC (Milliman). Please provide the staff information regarding Milliman's role concerning the creation of each Underlying Index's methodology and the algorithm on which the methodology is based. Please also provide the staff information regarding Milliman's on-going involvement, if any, with

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[3]   Free float-adjusted capitalization-weighted means weighting the index's components based on the available market capitalization that is not held by insiders, promoters and governments.

[4]   Price-weighted means each component has an equal number of shares – therefore, the higher the price, the heavier the weight in that security.

[5]   Equal-weighted means all of the securities are weighted in equal amounts.

[6]   Fundamentally-weighted means weighting an index's components based on accounting figures – such as sales, earnings, book value, etc.

each Underlying Index. In particular, does Milliman have or retain any intellectual property rights with respect to each Underlying Index or, as creator of the index, is it in possession of, or have access to, any non-public information about the Underlying Index methodology or screening criteria?

12.   Derivatives Disclosure. Please revise the discussion of the use of derivatives, which should be tailored specifically to how the Fund expects to be managed. Similarly, with respect to the discussion of risks related to the use of derivatives by the Fund, the disclosure should not be of generic risks associated with each derivative type. *See*, letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici7010.pdf).

Principal Risks

13.   New Fund Risk. Please add a risk factor for "New Fund Risk" disclosing that the Fund is new with no operating history, and therefore there can be no assurance that the Fund will be able to implement its investment strategy or that the Fund will grow to or maintain an economically viable size, which might lead the Board to determine to liquidate the Fund without shareholder approval at a time that is not favorable for all Fund shareholders and that may trigger income tax consequences for shareholders.

14.   Sampling Risk. Please add a risk factor for "Sampling Risk" disclosing that the Fund's use of a representative sampling approach will result in its holding smaller number of securities than are in the Underlying Index, and as a result, an adverse development respecting an issuer of a security held by the Fund could result in a greater decline in NAV than would be the case if the Fund used a full replication strategy and held all of the securities in the Underlying Index.

15.   Authorized Participant Related Risks. Please confirm whether securities underlying the ETF are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (*i.e.*, on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF's shares. In addition, please note that this could in turn lead to differences between the market price of the ETF's shares and the underlying value of those shares.

16.   Portfolio Turnover Risk. Given the fact that the Underlying Index rebalances on a daily basis, please include any applicable risks related to excessive portfolio turnover costs.

Performance

17.   Please identify, supplementally, the broad-based securities index that each Fund will utilize. Will each Fund use the Underlying Index as its principal benchmark index? If so, please explain in your letter responding to these comments how each Underlying Index meets the definition for an "appropriate broad-based securities market index" as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A.

Delta Shares S&P MidCap 400 Managed Risk ETF, Delta Shares S&P SmallCap 600 Managed Risk and Delta Shares S&P Emerging Markets Managed Risk ETF

18.   Each of these Fund's name suggests that the Fund focuses on a particular type of investment (*i.e.*, mid-cap, small-cap and emerging markets, respectively). Pursuant to rule 35d-1 of the Investment Company Act, each Fund is required to invest at least 80% of its net assets, plus borrowings for investment purposes, in the type of investment suggested by its name. This is in addition to the exemptive order's requirement to invest at least 80% of assets in components of the Fund's Underlying Index. Please revise disclosure to reflect compliance with the rule 35d-1 requirement.

In addition, the DeltaShares S&P International Managed Risk ETF includes the term "international" in its name. Please describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).

DeltaShares S&P International Managed Risk ETF

19.   International Securities Disclosure. Please disclose that, where all or a portion of the ETF's underlying securities trade in a market that is closed when the market in which the ETF's shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF's domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF's shares and the underlying value of those shares. This comment is also applicable to the Delta Shares S&P Emerging Markets Managed Risk ETF.

20.   Financial Sector Risk. Please disclose what aspect of the Fund's principal investment strategy gives rise to Financial Sector Risk as a principal risk.

DeltaShares S&P Emerging Markets Managed Risk ETF

21.   Financial Sector and Information Technology Sector Risk. Please disclose what aspect of the Fund's principal investment strategy gives rise to Financial Sector Risk and Information Technology Sector as principal risks.

22.   <u>Geographic Focus Risk</u>. If the Fund will focus investment in particular geographic areas, such as China, as part of the Fund's principal investment strategy, please disclose this fact and the associated risks.

Delta Shares S&P MidCap 400 Managed Risk ETF and Delta Shares S&P SmallCap 600 Managed Risk ETF

23.   <u>Capitalization Range</u>. Please disclose the market capitalization range represented by each Underlying Index based on a recent date.

More on Each Fund's Strategies and Investments (p. 23)

24.   The first sentence of this section refers investors to each Fund's "Principal Investment Strategy" section under "Fund Summaries" for a complete discussion of each Fund's principal investment strategies. Form N-1A provides that the principal investment strategies required by Item 4 in the Summary should be based on the information given in response to Item 9, and should be a summary of that information. Accordingly, please describe each Fund's principal investment strategies in the Item 9 disclosure. If the Funds' position is that they have disclosed everything about their principal investment strategies in the summary, then the Funds have not provided a summary or followed the layered disclosure regime adopted by the Commission. *See* June 2014 Guidance Regarding Mutual Fund Enhanced Disclosure. Please revise this section accordingly.

More on Principal Risks (pp. 23-30)

25.   Certain disclosure responsive to Item 9 of Form N-1A appears to duplicate the disclosure from Item 4. As Item 4 requires a summary of Item 9 information, please consider removing the unnecessary duplication of this disclosure. *See* IM Guidance Update No. 2014-8 (Mutual Fund Enhanced Disclosure) June 2014 (http://www.sec.gov/investment/im-guidance-2014-08.pdf).

26.   Also, please clearly identify which of the risks are principal FOR each Fund, perhaps with the use of a chart at the beginning of the section. *See* General Instruction C.3.(b) of Form N-1A and June 2014 Guidance Regarding Mutual Fund Enhanced Disclosure. Consider whether the same approach would be useful for each Fund's strategies and investments in the preceding section.

More on Certain Additional Risks (p. 30)

27.   Please revise the topic heading by deleting "More on" to avoid confusion. Any additional risks will be appearing for the first time in this section. Some of the risks listed in this section seem to be principal risks (*e.g.*, Concentration, Authorized Participants, Cost of Buying and Selling Shares, and Trading Issues). Please revise to ensure that all principal risks are included in the previous section.

28.   Concentration Risk. The disclosure states that, a Fund's assets will generally be concentrated in an industry or group of industries to the extent that the Fund's Underlying Index concentrates in a particular industry or group of industries. Please disclose whether any Underlying Index is currently concentrated and, if so, disclose the specific industry or group of industries in which the Underlying Index is concentrated.

Additional Purchase and Sale Information (p. 34)

29.   Please disclose: (a) what fees the IOPV does and does not include, for example, operating fees or other accruals; and (b) whether non-U.S. securities held by the Fund will be valued based on closed foreign markets prices updated only for currency changes.

Additional Information (p. 37)

30.   The disclosure states "Neither this Prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder, other than any rights conferred explicitly by federal or state securities laws that may not be waived." Please explain the basis for this disclosure.

Statement of Additional Information

Additional Information about Fundamental Investment Policies (p. 3)
    .
31.   Concentration Policy. With respect to the fundamental policy relating to concentration:

    a.   Please revise fundamental policy No.7 to include language that the Fund may not concentrate in a group of industries. *See* section 8(b) of the Investment Company Act.

    b.   The disclosure states that the policy will not apply to securities of municipal governments and their authorities, agencies, instrumentalities or political subdivisions. Please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund's compliance with its concentration policies. Accordingly, a carve-out for these municipal securities should be included in this disclosure.

    c.   Foreign government securities are not government securities which can be excluded for concentration purposes. A registrant may not reserve freedom of action to concentrate in securities issued by a foreign government without clearly indicating when and under what specific conditions any changes between concentration and non-concentration will be made. Please revise disclosure in this paragraph accordingly. *See* Dear Registrant Letter December 2, 1992.

     d.   Please explain what you mean by the following "A type of investment will not be considered to be an industry under the policy?" The Staff takes the position that every investment other than investments in government securities, domestic bank deposit instruments or tax exempt securities issued by governments or their political subdivisions (excluding private activity municipal debt securities) is an investment in some industry or group of industries.

Swaps, Caps, Floors and Collars (p 13).

32.   Please revise your disclosure to state that with respect to credit default swaps where a Fund is the seller, the Fund will segregate the full notional amount of the credit default swap to cover such obligations.

Sub-Advisory Fees (p. 30)

33.   Please disclose the compensation of each investment adviser, including sub-advisers as required by Item 19(a)(3) of Form N-1A. The sub-adviser compensation must be disclosed regardless of whether the sub-adviser is paid by the Fund or the primary Adviser. Please also state whether the Fund has aggregate fee relief.

Purchase and Redemption of Creation Units (p. 33)

34.   The section references both "Net Asset Value Determination" and "Determination of Net Asset Value." However, the subsequent heading on page 38 is "Net Asset Value Determination." Please revise for consistency.

Part C

Undertakings

35.   It is unclear why you have indicated that the Undertaking required by Item 35 of Form N-1A is "None." Please revise the undertaking to state that Fund will file by amendment to the registration statement certified financial statements showing the initial capital for the Fund or explain to the staff why the undertaking is not necessary.

Signatures

36.   Prior to effectiveness of the registration statement, the Fund must have a board of trustees whose composition complies with the applicable provisions of the 1940 Act. Also, please note under Section 6(a) of the Securities Act, the signature page of a registration statement is required to be signed by the issuer (*e.g.*, secretary), principal executive officer, principal financial officer (and, if different, principal accounting officer), and a majority of the directors or trustees. The signature page of the registration statement does

not appear to comply with Section 6(a). Please conform the signature page accordingly in the next pre-effective amendment to the registration statement.

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We note that portions of the filing are incomplete.   We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6765 or cowanm@sec.gov.

Sincerely,

/s/ Mark Cowan

Mark Cowan
Senior Counsel